Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

June 10, 2019

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories Limited through its wholly owned subsidiary, Dr. Reddy’s Laboratories SA, announces positive topline results from Phase 2b study of PPC-06 in patients with moderate to severe plaque psoriasis”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories Limited through its wholly owned subsidiary, Dr. Reddy’s
Laboratories SA, announces positive topline results from Phase 2b study of PPC-06 in patients with moderate to severe plaque psoriasis

Hyderabad, India, June 10, 2019	For Immediate Release

Hyderabad, India, June 10, 2019 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) announced positive topline results from its Phase 2b study of PPC-06 (formerly referred to as XP23829) in patients with moderate to severe plaque psoriasis. In the study, PPC-06 met both co-primary endpoints i.e. PASI-75 and IGA scores of 0 or 1 with at least a 2-point reduction from baseline, after 24 weeks of oral treatment. The detailed safety and efficacy data from the study will be presented in future dermatology conferences.

“PPC-06 is an oral molecule with a novel mechanism of action that has the potential to address unmet medical needs of psoriasis patients. The topline data we are reporting today support our belief that PPC-06 may become the first approved oral prodrug of Monomethyl Fumarate (MMF) for treatment of moderate to severe plaque psoriasis in the US. Further clinical development requirements will be discussed with the US FDA to support the approval of this product”, said Anil Namboodiripad PhD., Senior Vice President and Head, Proprietary Products Business.

PPC-06 is an extended release formulation of a fumaric acid ester (FAE), in-licensed from Xenoport, Inc. for further development to treat moderate to severe plaque psoriasis. A Phase 2b clinical study was conducted to evaluate the tolerability, safety and efficacy of three doses of PPC-06 over 24 weeks. This was a randomized, double blind, placebo-controlled, dose-finding multicenter efficacy and safety study conducted at 76 sites in the US. Patients had stable, moderate to severe plaque psoriasis for at least 6 months, with PASI (Psoriasis Area and Severity Index) scores ≥12, IGA (5-point Investigator’s Global Assessment) scores ≥3, and psoriasis lesions involving 10% or more of the patient’s Body Surface Area (BSA) at study baseline. A total of 426 patients were randomized in a 1:1:1:1 ratio into 4 treatment arms: 400 mg QD, 400 mg BID, 600 mg BID, and placebo. The co-primary end points of the study were PASI-75 (i.e. proportion of treated subjects achieving a 75% reduction in their PASI score over baseline) and IGA score of 0 or1 at week 24.

At week 24 analysis, PASI-75 was achieved by 44.3%, 47.2% and 39.7% patients in PPC-06 600 mg BID, 400 mg BID and 400 mg QD treatment groups respectively, against 20% of patients in the placebo group (p<0.05). Additionally 44.4%, 41.4% and 35.7% of patients in the PPC 06 600 mg BID and 400 mg BID and 400 mg QD groups, respectively, achieved an IGA score of 0 or 1(IGA Clear) at week 24 against 22% of patients in the placebo group (p<0.05).

The most common adverse events (AE’s) reported were lymphocytopenia, eosinophilia and gastro-intestinal (GI) disorders, such as diarrhea, nausea, abdominal pain and vomiting.

“Given the positive clinical data in this study, PPC-06 may have a potential to serve as an important therapeutic option for psoriasis patients in a market with limited oral treatments. We thank all the patients, investigators and study staff whose ongoing participation helped us achieve this target.” said Sagar Munjal, MD, MS, Chief Medical Officer Promius Pharma/VP Clinical Development & Medical Affairs.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.